EXHIBIT 99.1

Estre Ambiental Provides an Update on its Ongoing Debt Restructuring Negotiations, its Liquidity Position and the Sale of Certain Assets

SÃO PAULO, November 1, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company” or “Estre”) provides the following updates in connection with its ongoing debt restructuring negotiations, its liquidity position and the sale of certain assets.

The Company disclosed in its annual report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”) that it had initiated negotiations with Banco BTG Pactual S.A., Banco Santander (Brasil) S.A. and Itaú Unibanco S.A., as holders of its existing debentures, with the goal of restructuring such indebtedness. The Company continues to work with an outside restructuring advisor and outside Brazilian legal counsel and, during the course of 2019, the Company and its advisors have been engaged in negotiations with the debenture holders, which negotiations remain ongoing.

As disclosed in the Form 20-F, the payment of installments of principal amount under the debentures are scheduled to commence in December 2020, and payments of interest under the debentures are scheduled to commence in December 2019. The current liquidity position of the Company, however, does not enable the Company to make any payments of interest or principal on the debentures for the foreseeable future. Therefore, if the Company is unable to complete a debt restructuring by December 2019 or otherwise able to obtain relief from its payment obligations under the debentures, then the Company currently expects that it will default on the payment of interest on the debentures in December 2019.

In addition, the Company disclosed in the Form 20-F that it is in default of the provisions of its debentures as a result of the breach of certain financial and other covenants under the debentures and the Company continues to be in default of certain provisions of its debentures. As a consequence of the breach of certain covenants under the debentures, the holders are entitled to accelerate the debt and declare that all amounts owing under the debentures be immediately due and payable. As the Company continues to be engaged in negotiations with the holders of its debentures, the Company does not currently expect that the relevant creditors will accelerate the debt obligations in the near future. However, the holders of the debentures have not provided any formal waivers with respect to the breach of the relevant covenants.

The Company’s ability to continue as a going concern and avoid a judicially-supervised reorganization or liquidation process is dependent on various factors, including its ability to successfully complete a debt restructuring, and there are no assurances that the Company will be successful in its efforts to restructure the debt.

The Company continues to face severe liquidity constraints. As a result of the ongoing liquidity constrains the Company continues to experience adverse pressures on its relationships with suppliers and other third parties who are critical to its business, further harming its business. The Company’s ability to continue as a going concern and avoid a judicially-supervised reorganization or liquidation process is, therefore, dependent on its ability to generate additional liquidity or otherwise address its liquidity issues in the near term.

In light of the current situation of the Company, and in agreement with the holders of its debentures, the Company’s outside restructuring advisor has also been engaged to seek strategic alternatives, including potential new investments in the Company from financial and strategic players and/or merger or acquisition opportunities with the Company. No assurance can be given that the Company will be successful in its efforts to attract additional investments into the Company or successfully complete any corporate transaction. Furthermore, the consummation of any such transaction will be subject to the approval of the holders of the debentures and may likely be conditioned upon a successful debt restructuring process, and there can be no assurances that either condition can be met.

As previously disclosed in the Form 20-F, the Company has classified selected assets as assets held for sale, and has engaged in efforts to generate liquidity through the sale of certain assets. As announced on June 18, 2019, the Company signed an agreement to sell its biogas power generation business to the Alberta Investment Management Corporation and the Company received approximately R$30 million in cash as an advancement of the sale proceeds. Closing of the transaction has not occurred. Substantially all of such sale proceeds have been used by the Company to fund its short-term working capital requirements, including severance payments associated with discontinued public contracts, such as the contract with the municipality of São Paulo that terminated in June 2019.

The Company is seeking to sell additional assets in the short-term in order to generate additional liquidity. The Company is currently in the process of negotiating the sale of certain under-scale operations, and such sale processes require additional time to complete. The disposal of such assets by the Company requires the consent of the holders of the Company’s debentures. Whilst the Company is currently negotiating with the holders of its debentures to receive such consent, there can be no assurance that such consent will be obtained or that such sales will be consummated. If successful, the proceeds of the asset sales currently being negotiated by the Company would provide the Company with additional liquidity in the short-term. However, even if such sales are consummated and the sale proceeds are received by the Company, the Company anticipates that it will nonetheless continue to experience significant liquidity constraints unless and until the Company completes its debt restructuring process and/or has access to liquidity from new investments from financial and strategic players in the Company and/or merger or acquisition opportunities being entered into with the Company.

Balance Sheet and Income Statement as of and for the six months ended June 30, 2019

In order to comply with the Nasdaq Listing Rule 5250(c)(2), the Company currently anticipates that it will publish, prior to the end of 2019, its unaudited consolidated statement of financial position as of June 30, 2019 and its unaudited consolidated statement of profit or loss for the six months ended June 30, 2019 (in each case without notes thereto).

Forward-Looking Statements

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. The “Risk Factors” section of the Form 20-F, which was filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2019, contains a description of certain risks relating to the securities of the Company. However, investors should be aware that the Company has not updated the disclosure in the Form 20-F, which is accurate only as of the date it was filed with the SEC. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. All forward-looking statements included herein are based upon information available to the Company as of the date hereof, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contacts

Investor Relations

ir@estre.com.br

+55 11 3709-2358

Media Relations

press@estre.com.br

+55 11 3709-2421